Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 18, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                      FT 8993
                   FTP Innovative Technology Portfolio Series
                               (the "Trust")
                    CIK No. 1820335 File No. 333-249359
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Objective
---------

      1. THE TERM "TECHNOLOGY" CONNOTES A TYPE OF INVESTMENT AND REQUIRES AN 80% POLICY.

      Response: In accordance with the Staff's comment, the following 80% policy will be added to the Trust's prospectus:

      "Under normal market conditions, the  Trust will invest  at  least
      80%  of  its  assets  in  common stocks  of  Innovative Technology
      companies.  Innovative  Technology  companies  are   a   group  of
      specialized companies belonging to the Information Technology and Communication Services sectors, which are involved in cutting edge research, innovative product and service development, emerging technologies, disruptive business models, or a combination of these. Innovative Technology companies generally derive a substantial portion of their revenues (50% or more) from specialized areas of Information Technology and Communication Services."

Portfolio Selection Process
---------------------------

      2. PLEASE DISCLOSE THE CRITERIA THE SPONSOR USES IN SELECTING THE TRUST'S INVESTMENTS.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

      "The Trust invests in a fixed portfolio of common stocks of Innovative Technology companies, which are a group of specialized companies belonging to the Information Technology and Communication Services sectors involved in cutting edge research, innovative product and service development, emerging technologies, disruptive business models, or a combination of these.

      The Sponsor ran the common stocks included in the Trust's portfolio through a series of quality, liquidity and suitability screens in order to determine the Trust's final portfolio. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio."

Risk Factors
------------

      3. THE "COMMUNICATION SERVICES" RISK INCLUDES REFERENCES TO MEDIA AND ENTERTAINMENT COMPANIES. IT IS NOT CLEAR WHETHER MEDIA AND ENTERTAINMENT COMPANIES ARE REFLECTED IN THE PORTFOLIO DISCLOSURE OF THE TRUST. ALSO, PLEASE CONSIDER WHETHER MEDIA AND ENTERTAINMENT COMPANIES ARE THE ONLY INDUSTRY OR GROUP IN THE COMMUNICATION SECTOR WHOSE RISKS ARE RELEVANT TO THIS TRUST. PLEASE REVISE AS APPLICABLE.

      Response: In accordance with the Staff's comment, the references to media and entertainment companies will be removed as the Trust has exposure to a variety of communication services companies.

      4. THE "FOREIGN SECURITIES" RISK CONTAINS REFERENCES TO DEBT SECURITIES. PLEASE EXPLAIN TO THE STAFF THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST.

      Response: In accordance with the Staff's comment, the reference to debt securities will be removed from the "Foreign Securities" risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon